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                          July 27, 2023

       Eric Schlorff
       Chief Executive Officer
       SeaStar Medical Holding Corporation
       3513 Brighton Blvd, Suite 410
       Denver, CO 80216

                                                        Re: SeaStar Medical
Holding Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2023
                                                            File No. 333-273359

       Dear Eric Schlorff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Albert Lung, Esq.